UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Executive Management Changes

September 4, 2013 – 8:00 am CET

DELHAIZE GROUP APPOINTS FRANS MULLER AS CEO

- Frans Muller to succeed Pierre-Olivier Beckers upon his retirement -

- Roland Smith resigns as CEO of Delhaize America -

BRUSSELS, BELGIUM, September 4, 2013 - Delhaize Group (Euronext, Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that it has appointed Frans Muller as Chief Executive Officer, effective November 8, 2013. Mr. Muller will succeed Pierre-Olivier Beckers, who will remain available to advise the new CEO until year-end and continue to serve on the Board of Directors in a non-executive capacity thereafter. In order to ensure a seamless transition, Mr. Muller will join the company on October 14, 2013, prior to assuming the role of CEO.

Frans Muller, 52, has more than 15 years of senior leadership experience in retail and brings to Delhaize Group a strong track record of managing complex, global organizations. Most recently, Mr. Muller served as Member of the Management Board of Metro AG, an international retailing company, and CEO of Metro Cash & Carry, with direct responsibility for approximately 740 stores in 29 countries and sales of €31.6 billion. His extensive operational experience, from supply chain management to procurement, and proven ability to drive growth will be critical to Delhaize Group’s continued momentum.

Mats Jansson, Chairman of the Board of Directors, said: “Frans has the right mix of experience and skills to lead our company into the future and we are pleased to welcome him to Delhaize Group. He brings a deep understanding of global food retailing and we are impressed by his international perspective, operational expertise, and proven ability to grow businesses.”

Frans Muller said: “I am very enthusiastic to join Delhaize Group. The company is on track with its strategic priorities for the year and is focused on the areas that deliver the highest growth and returns. I am looking forward to leading the company, working with the Executive Committee and 160,000 Delhaize associates to build on the company’s current momentum.”

Pierre-Olivier Beckers said: “I am delighted to welcome Frans to the Group. He has all the qualities to lead the company to the next level of its development and I look forward to working with him to ensure a smooth transition.”

Delhaize Group also announced that Roland Smith is resigning today from his role as CEO of Delhaize America but will be available as a senior advisor to the CEO until the end of the year. Following Mr. Smith’s departure, the company’s U.S. operations will report to the Delhaize Group CEO.

Mr. Beckers added: “Our U.S. business continues to deliver positive results and we have a solid foundation upon which to build. There is a strong leadership team in place and we look forward to further progress in the U.S. I want to thank Roland for his significant contributions to the success of Delhaize America, particularly the energy and focus he brought to the business. I am pleased that he will be available as a senior advisor to the CEO until the end of the year.”

Biographical details for Frans Muller

2008-2013	CEO, METRO Cash & Carry

2006-2013	Member of the Management Board of METRO AG

2005-2008	CEO, METRO Group Buying

2004-2005	President, Asia Pacific and Russia/Ukraine, Metro Cash & Carry International

2002-2004	Chief Operating Officer, Eastern Europe and Russia, Metro Cash & Carry International

2002-2005	Member of the Executive Board of Directors, METRO Cash & Carry International

1997-2002	Operations Director / Managing Director, Makro Cash & Carry Netherlands

1988-1997	Different senior management positions at KLM Cargo

Education	Master of Business Economics, Erasmus University, Rotterdam (Netherlands)

Nationality	Dutch

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in ten countries on three continents. At the end of the second quarter of 2013, Delhaize Group’s sales network consisted of 3 455 stores. In 2012, Delhaize Group posted €21.0 billion ($27.0 billion) in revenues and €104 million ($134 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	September 5, 2013	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President